UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 8 May, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 8 May, 2017

ING AGM adopts 2016 Annual Accounts

The Annual General Meeting (AGM) of ING Groep N.V. adopted the 2016 Annual Accounts today and declared a total dividend for 2016 of EUR 0.66 per ordinary share. Taking into account the interim cash dividend of EUR 0.24 paid in August 2016, the final dividend amounts to EUR 0.42 per share, to be paid fully in cash. ING’s shares will be quoted ex-dividend on Euronext Amsterdam as of 10 May 2017, coinciding with the publication of ING’s first quarter 2017 results. The record date for the final dividend 2016 entitlement is 11 May 2017. The final dividend will be made payable on 18 May 2017. For holders of American Depositary Receipts (ADR), the final dividend will be made payable on 25 May 2017.

The AGM reappointed CEO Ralph Hamers and appointed Koos Timmermans and Steven van Rijswijk as members to the Executive Board of ING. As announced on 16 March 2017, Koos Timmermans will become chief financial officer, succeeding Patrick Flynn, who has decided to pursue his career outside of ING. Steven van Rijswijk will succeed Wilfred Nagel who continues as a member of the Executive Board and chief risk officer until 1 August 2017. Steven van Rijswijk will become chief risk officer as per that date.

The AGM reappointed Hermann-Josef Lamberti, Robert Reibestein and Jeroen van der Veer to the Supervisory Board of ING. In addition, the AGM appointed Jan Peter Balkenende, Margarete Haase and Hans Wijers as members of the Supervisory Board. As announced on 16 March 2017, Isabel Martín Castellá has retired from the Supervisory Board as per the end of the AGM 2017, having reached the ING age limit for the Supervisory Board members.

After the AGM, the Supervisory Board of ING consists of:

Jeroen van der Veer, Chairman**	Margarete Haase*
Jan Peter Balkenende*	Hermann-Josef Lamberti
Eric Boyer de la Giroday	Robert Reibestein
Henk Breukink	Ann Sherry
Mariana Gheorghe	Hans Wijers*

*The appointments of Jan Peter Balkenende and Hans Wijers will become effective as per 1 September 2017. In light of a planned reduction of the total number of her board positions, the appointment of Margarete Haase will become effective at a later date upon the decision of the Supervisory Board.

** It is the intention of the Supervisory Board that Hans Wijers succeeds Jeroen van der Veer as chairman of the Supervisory Board as per the end of the 2018 AGM. Therefore the AGM has reappointed Jeroen van der Veer as member of the Supervisory Board for a period of one year; i.e. ending per the end of the 2018 AGM.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6836	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 8 May, 2017